                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ------------------------------------

                        SCHEDULE 13D (AMENDMENT NO.10)
                   Under the Securities Exchange Act of 1934

                             Data I/O Corporation
                     ------------------------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
                     ------------------------------------
                        (Title of Class of Securities)

                           CUSIP Number:  237690102

                              Glen F. Ceiley
                              Bisco Industries, Inc.
                              704 W. Southern Ave.
                              Orange, CA  92865
                              (714) 283-7140

                     ------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 16, 1999
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ( )





                              Page 1 of 11 Pages

            Exhibit Index on Page 6.

                                 SCHEDULE 13D

CUSIP No. 237690102

      1. Name of Reporting Person

         Mr. Glen F. Ceiley

      2. Check the Appropriate Box if a Member of a group (a) (X)
                                                          (b) ( )
      3. SEC Use Only

      4. Source of Funds

         PF

      5. Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) ( )

      6. Citizenship or Place of Organization

         U.S.A.

Number of      7. Sole Voting Power
Shares
Beneficially      900 shares of Common Stock
Owned By
Each           8. Shared Voting Power
Reporting
Person            1,202,625 shares of Common Stock (See Item 5)
With
               9. Sole Dispositive Power

                  900 shares of Common Stock

              10. Shared Dispositive Power

                  1,202,625 shares of Common Stock (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,202,625 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                         ( )

13. Percent of Class Represented by Amount in Row (11)

    16.73%

14. Type of Reporting Person

    IN
                              Page 2 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1. Name of Reporting Person

        Bisco Industries, Inc.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Illinois

Number of      7. Sole Voting Power
Shares
Beneficially      792,400 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  792,400 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    792,400 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    11.03%

14. Type of Reporting Person
    CO
                              Page 3 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1. Name of Reporting Person

        Bisco Industries, Inc. Profit Sharing and Savings Plan

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )

     3. SEC Use Only

     4. Source of Funds

        00
     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   ( )

     6. Citizenship or Place of Organization

        U.S.A.

Number of       7. Sole Voting Power
Shares
Beneficially       409,325 shares of Common Stock (See Item 5)
Owned By
Each
Reporting       8. Shared Voting Power
Person
With               0

                9. Sole Dispositive Power

                   409,325 shares of Common Stock (See Item 5)

               10. Shared Dispositive Power

                    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    409,325 shares of Common Stock (See Item 5).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares   ( )

13. Percent of Class Represented by Amount in Row (11)
    5.70%

14. Type of Reporting Person
    EP
                              Page 4 of 11 Pages

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Item 3 to Schedule 13D is amended as follows:

         Mr. Ceiley purchased directly 900 shares for a total consideration of $2,137.50 from his personal funds. Bisco purchased 792,400 shares for a total consideration of $1,589,435.57. Bisco paid for such Shares from its working capital, including funds made available in the ordinary course of business under its working capital credit facility. The Plan purchased 409,325 shares for a total consideration of $1,131,752.07 using funds held in the Plan for investment purposes.

                               Page 5 of 11 Pages

Item 7.  Material to be Filed as Exhibits
         ------------------------------------------

         Exhibit 1. Joint Filing Agreement dated as of          Page Number
         March 18, 1999                                             11

                              Page 6 of 11 Pages

                                   SCHEDULE 1


The Reporting Persons have engaged in the following transactions in Shares since February 9, 1999, the last day on which a transaction in the shares by the reporting persons was reported on the Schedule 13D. All transactions involved purchases of Shares on the NASDAQ.


Transaction               Number of        Price
   Date                    Shares        Per Share*        Purchaser
-----------               -----------   -----------  ----------------------

11-FEB-99                  11,000           2.1647      BISCO
12-FEB-99                   3,000           2.0625      BISCO
10-MAR-99                     600           1.4375      PLAN
10-MAR-99                   1,500           1.4375      BISCO
11-MAR-99                   8,000           1.5000      PLAN
11-MAR-99                  13,500           1.4375      BISCO
12-MAR-99                  15,000           1.5000      BISCO
12-MAR-99                     100           1.4375      PLAN
15-MAR-99                   3,800           1.4375      PLAN
16-MAR-99                 143,800           1.4442      BISCO

* Excluding commissions



                              Page 7 of 11 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 18, 1999



                           Glen F. Ceiley
                    --------------------------
                    Name:  Glen F. Ceiley



                              Page 8 of 11 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 18, 1999



                         Bisco Industries, Inc.


                                Glen F. Ceiley
                          ---------------------------------
                          Name: Glen F. Ceiley
                          Title: President

                              Page 9 of 11 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 18, 1999


                    Bisco Industries, Inc.
                    Profit Sharing And Savings Plan


                           Glen F. Ceiley
                    _______________________________
                    Name:  Glen  F. Ceiley
                    Title: Trustee



                              Page 10 of 11 Pages